David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

August 1, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:

CONMED Corporation ("CONMED" or the "Company")
Preliminary Proxy Statement On Schedule 14A
Filed February 19, 2014 by Voce Catalyst Partners LP, et al.

Definitive Additional Soliciting Materials

Filed February 28, 2014 by Voce Catalyst Partners LP, et al.
File No. 000-16093

Dear Mr. Orlic:

On behalf of Voce Catalyst Partners LP and its affiliates ("Voce"), James W. Green, Josha H. Levine and J. Daniel Plants (each, a "Filing Person" and, collectively with Voce, the "Filing Persons"), we are responding to your letters dated February 28, 2014 and March 6, 2014 (the "SEC Comment Letters") in connection with the preliminary proxy statement on filed on February 19, 2014 (the "Preliminary Proxy Statement") and the soliciting material filed pursuant to Rule 14a-12 on February 28, 2014 (the "Soliciting Material"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Voce is filing a revised Preliminary Proxy Statement on Schedule 14A (the "Revised Proxy Statement"). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Revised Proxy Statement and Soliciting Materials, as applicable.

For your convenience, we are emailing to your attention a copy of this letter and copies of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Important, page 3

1.	We understand that applicable rules provide that there are no "routine" proposals in a proxy contest. Please revise your disclosure in the fifth paragraph in this section accordingly, or cite to the authority upon which you rely.

In response to your comment, the Filing Persons have revised the foregoing disclosure to indicate that there are no "routine" proposals in a proxy contest. Please see the fifth full paragraph of page 3 and the second full paragraph under the heading "Quorum; Abstentions; Broker Non-Votes" on page 12 of the Revised Proxy Statement.

Reasons for our Solicitation, page 6

2.	Please provide support for the following statements:

•	"The failure to meet the Company's own annual revenue guidance each year since 2009;"
•	"The failure to achieve the Company's 14% adjusted operating margin goal by 2012/13, which the Company has since revised to 2016/17;"
•	"Negative organic growth since 2008;"
•	"A decline in adjusted operating margins from 18% in 2002 to 11% in 2013, despite a consistent reduction in research and development spending, and multiple acquisitions, that both served to increase margins. Adjusted operating income in absolute dollars for 2013 was less than what it was in 2003;"
•	"The inability to capture any significant share in the $2 billion tissue sealing market, despite spending multiple years and substantial resources on a product to enter this market;"
•	"… shareholders have witnessed many other small orthopedic and medical device companies, including several identified by the Company as its peers, sold for substantial premiums and at valuation multiples significantly in excess of where ConMed trades;"
•	"Many directors have longstanding ties to the Corasanti family and, until recently, the Board was comprised exclusively of denizens of Utica, New York, the Company's relatively small hometown in central New York State, none of whom possesses experience relevant to the Company's business."

In response to your comment, the Filing Persons have deleted the “Reasons for our Solicitation” section on page 6 of the Preliminary Proxy Statement.

Background of the Proxy Solicitation, page 7

3.	You note that numerous meetings were held between the parties. Please disclose any material elements of these discussions. Similarly, please disclose the material points made in November 4th letter.

In response to your comment, the Filing Persons have revised the section of the Preliminary Proxy Statement titled "Background of the Proxy Solicitation" to disclose any material elements of discussions between Voce and the Company as well as the material points made in the November 4 Letter. Please see pages 6-7 of the Revised Proxy Statement.

Proposal 3 – Advisory Vote on Executive Compensation, page 12

4.	Please clarify whether the voting standard with respect to this proposal is a majority of votes cast, or a majority of shares present and entitled to vote. Disclosure is conflicted on this point.

In response to your comment, the Filing Persons have revised the foregoing disclosure to state that the affirmative vote of a majority of shares cast at the Annual Meeting is required to approve the proposal regarding the Company's executive compensation (Proposal 3), on an advisory basis. Please see page 11 of the Revised Proxy Statement.

Voting and Proxy Procedures, page 13

5.	Please remove all statements that you are “soliciting votes” to elect certain of the company’s nominees. Rather, you are “rounding out” your slate of candidates by permitting shareholders to vote for some company nominees on your card. You may solicit proxies to vote in favor of only those nominees who are bona fide nominees, i.e., only those who have consented to being named in your proxy statement. See Rule 14a-6(d).

In response to your comment, the Filing Persons have revised the foregoing disclosure to indicate that Voce is "rounding out" its slate of candidates by permitting shareholders to vote for some Company nominees on Voce's proxy card. Please see pages 8 and 12 of the Revised Proxy Statement.

Definitive Additional Soliciting Materials

General

6.	We note your statement that “the unrefuted reputational issues Alere surfaced about both gentlemen, remain unresolved and cast a long shadow over their appointment to the Board of our Company.” Provide support for the following assertions:

•	“Coppersmith had violated the proxy rules by failing to disclose a previous business relationship between Mr. Lande and Mr. Martin.”

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement.

Mr. Martin was a paid nominee of MMI Investments (Mr. Lande’s prior employer) during MMI’s 2011 proxy contest against EMS Technologies.1 The importance of the qualifications and independence of the dissident nominees in the Alere proxy contest is a sufficiently reasonable basis to conclude that the previous relationship was material to the mix of information provided to shareholders. There is no mention of this relationship in Coppersmith’s proxy statement in the Alere proxy contest.2 Based on the foregoing, Voce has a reasonable basis to conclude that the failure to disclose the previous business relationship between Mr. Lande and Mr. Martin is a misleading material omission within the meaning of Rule 14a-9. Voce further notes that Alere has publicly asserted that Mr. Lande “failed to disclose in Coppersmith’s proxy statement that Mr. Lande has a prior relationship with Ted Martin…”3

•	“… Mr. Hartman was the subject of multiple allegations of sexual harassment during his tenure at Stryker and … these allegations were settled confidentially for substantial monetary payments. Specifically, we learned that three sexual harassment claims against Mr. Hartman were settled by Stryker, including one after he ceased to be interim CEO….”

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement.

In Voce’s press release, Voce conspicuously attributes these statements to Alere and specifically references Alere’s Schedule 14A from which Voce is quoting.4 It is clear from the context that Voce is not in possession of independent information that allows it to express a proprietary view on the veracity of Alere’s allegations but have no reason to believe the allegations to be untrue.

Furthermore, to Voce’s knowledge, Alere has never retracted these statements. Voce presumes that Alere provided to the SEC enough support for these statements such that Alere was not required to retract these allegations. Voce notes in its letter that Alere’s slate of nominees included Mr. Hartman’s previous boss, former Stryker CEO Steve MacMillan, who would have been in possession of facts supporting such allegations. Voce is not aware that Coppersmith or Mr. Hartman ever provided specific evidence refuting the charges leveled by Alere, nor of any legal action pursued by Mr. Hartman against Alere.

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1 MMI Investments DEFC14A filed on 3/28/11

2 Coppersmith DEFC14A filed on 6/28/13

3 ALR DEFA14A filed on 8/2/13

4 ALR DEFA14A filed on 8/2/13

Furthermore, these statements are material to a shareholder’s understanding of the Company’s actions regardless of the truth of the underlying allegation. Voce referred to the fact that the questions had been raised last year by Alere (notably, in an unsuccessful proxy contest waged by the same firm, Coppersmith, which had nominated the same two individuals, Mr. Hartman and Mr. Lande) primarily to raise questions about the Company’s Board (rather than Mr. Hartman per se). Specifically, Voce questioned the Board’s decision-making process in appointing Mr. Hartman to the Board and inquired about what steps the Company took to investigate, and satisfy itself, with respect to these serious allegations. That this statement was made publicly by Alere, and that to Voce’s knowledge neither Coppersmith or Mr. Hartman ever provided specific evidence rebutting the charges leveled by Alere, is relevant to the Company’s shareholders regardless of the truth of the underlying statement. Voce passed Mr. Harman over for a director role on its slate in part because these allegations were in the public domain.

Voce notes that a core member of ConMed’s current advisory team – the firm of Joele Frank, Wilkinson Brimmer Katcher – also represented Alere in the proxy contest against Coppersmith and placed their name at the bottom of the public communications which made these allegations against Mr. Hartman. That the Company (i) knew these statements were a matter of public record; (ii) knew that they were likely to resurface in a proxy contest; and (iii) still appointed him as a director is directly relevant to our contention that the Company replaced its incumbent directors in what appears to be a defensive, reactionary move intended to masquerade as a real commitment to change.

7.	We note your statement that “Coppersmith has agreed to be restricted from doing essentially anything, such as ‘influencing the Board or management of the Company’ or making ‘any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs.’” We understand that the standstill agreement contains a carve out for any actions taken by a Coppersmith designee solely in such person’s capacity as a director of the Company. Please advise, or refrain from making such statements in future filings.

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement.

Voce notes that Coppersmith is solely a shareholder of the Company and has no fiduciary duties to the Company or its shareholders. As per the language of the standstill agreement which Coppersmith executed, Coppersmith is specifically restricted from “influencing the Board or management of the Company” and making “any public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs,” with no exception. The standstill agreement acknowledges that certain members of the “Coppersmith Group” will have dual responsibilities which include serving on the board of the Company and that, by law, such individuals cannot contract out of their fiduciary responsibilities. And while these individuals may take certain, limited actions consistent with their fiduciary obligations, Coppersmith is substantially restricted from taking actions to attempt to influence or support changes that its nominees may urge or desire as members of the Company’s Board. Since Coppermith’s designees represent a minority of the Board its ability to exert external pressure in support of its nominees is likely to limit their effectiveness.

For example, we believe a proposal by Coppersmith to reconstitute the board of directors, repurchase stock, seek any material change in the Company’s management, amend the Company’s governing documents or cause a class of securities to become eligible for termination of registration, made either publicly or privately, would likely be viewed by the Company as breaching the agreement. Furthermore, we are hard pressed to think of a situation where Coppersmith making “public disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs” could fall within the fiduciary obligation exception.

8.	We note your statement that Mr. Hartman was “terminated” from Stryker. Please provide support for this statement. We note that Stryker’s press release announcing Mr. Hartman’s departure does not characterize his departure as a “termination,” and that Mr. Hartman in fact stayed on with Stryker as an advisor to the CEO.

It is common parlance in employment law to refer to the cessation of employment as a “termination,” without regard to whether it was voluntary or involuntary. In fact, the 8-K/A5 announcing the terms of Mr. Hartman’s separation from Stryker specifically refers to the “termination of his employment with the Company.” Mr. Hartman’s Transition Services and Separation Agreement also refers to Mr. Hartman’s “termination” in several places6.

9.	The soliciting material states in numerous places that neither Mr. Hartman nor Coppersmith ever refuted or rebutted the allegations made by Alere. However, Coppersmith and Mr. Hartman appear to have done so in a press release dated August 5, 2013. Please revise these statements, or provide support for your assertions.

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement.

Merriam-Webster defines (i) “rebut” as “to prove (something) is false by using arguments or evidence” 7 and (ii) refute as alternatively “to prove that (something) is not true” and “to say that (something) is not true.”8 The primary and traditional definition of “refute” is the former.9 In its letter, Voce is asserting that neither Mr. Hartman nor Coppersmith

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5 Filed on 10/17/2012

6 Id.

7 http://www.merriam-webster.com/dictionary/rebut

8 http://www.merriam-webster.com/dictionary/refute

9 http://en.wikipedia.org/wiki/List_of_English_words_with_disputed_usage#R ever provided any arguments or evidence proving that the specific allegations by Alere were not true. In fact, in its August 5, 2013 press release, Coppersmith (and in any event, not Mr. Hartman) only responded with generic, conclusory statements that the accusations were “without merit”, “concocted” and “baseless.” Voce is not aware that Coppersmith or Mr. Hartman ever provided specific evidence to support their conclusory statements.

Very truly yours,

/s/ David Rosewater
David Rosewater

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 1, 2014

Voce Catalyst Partners LP		Voce Capital LLC

By: Voce Capital LLC, its General Partner

By:	/s/ J. Daniel Plants	By:	/s/ J. Daniel Plants
	Name: J. Daniel Plants		Name: J. Daniel Plants
	Title: Managing Member		Title: Managing Member

Voce Capital Management LLC

By:	/s/ J. Daniel Plants	/s/ James W. Green
	Name: J. Daniel Plants	James W. Green
Title: Managing Member

/s/ Joshua H. Levine	/s/ J. Daniel Plants
Joshua H. Levine	J. Daniel Plants